Exhibit 21.1
Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization
Followap GmbH	Germany
Followap Inc.	Delaware
Followap Limited	United Kingdom
Followap R&D (2000) Ltd.	Israel
NeuLevel, Inc.	Delaware
NeuStar Secretariat Services, LLC	Delaware
UltraDNS Corporation	Delaware